[Stentor Letterhead]
August 3, 2005
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W., Mail Stop 04-06
Washington, D.C. 20549

Attention:	Barbara C. Jacobs Adam Halper

Re:	Stentor, Inc. Registration Statement on Form S-1 File No. 333-120648 Application for Withdrawal
Ladies and Gentlemen:
     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Stentor, Inc. (the “Registrant”) hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-120648 (collectively the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission on November 19, 2004.
     Pursuant to the Registration Statement, the Registrant proposed to register certain shares of its Common Stock, $0.01 par value per share, for issuance to the public with a proposed maximum offering price of $69,000,000. The Registrant has recently agreed to be acquired by Philips Holding USA, Inc., a subsidiary of Koninklijke Philips Electronics N.V., and will not need access to the public markets following the completion of the transaction.
     The Registration Statement has not been declared effective and no shares have been sold pursuant to the Registration Statement. Accordingly, we request that an order consenting to the withdrawal of the Registration Statement be issued by the Commission as soon as possible.
     Should you have any questions regarding the application for withdrawal, please do not hesitate to contact Craig Jacoby of Cooley Godward LLP at (415) 693-2147.

Respectfully Submitted, STENTOR, INC.
By:	/s/ Oran Muduroglu
Oran Muduroglu
President and Chief Operating Officer

     cc:      Craig D. Jacoby, Esq.